COMMENTS RECEIVED ON 12/18/2025

FROM Ryan Sutcliffe

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Fidelity Real Estate Investment Portfolio

POST-EFFECTIVE AMENDMENT NO. 181

1.

“Fund Summary” (prospectus)

“Fee Table”

C:

Supplementally, the Staff requests we explain the basis for including the estimated footnote for new classes.

R:

Although the fund is not a “New Fund” as defined in Instruction 6 of Item 3 of Form N-1A, the “Management fee” and “Other expenses” line items of the fee table include certain fees and expenses that are expected to be incurred in different amounts by these classes as compared to other classes of the fund. Therefore, we believe it is appropriate to note that these fees and expenses are based on estimated amounts for the current fiscal year because the classes have not begun incurring these fees and expenses.